Exhibit 12.1

WASHINGTON GAS LIGHT COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges and
Preferred Stock Dividends
Years Ended September 30,
(Dollars in Thousands)

	2000 .	1999 .	1998 .	1997 .	1996 . .
FIXED CHARGES AND PRE-TAX
PREFERRED STOCK DIVIDENDS
Preferred Dividends	$ 1,323	$ 1,331	$ 1,331	$ 1,331	$ 1,332
Effective Income Tax Rate	0.3605	0.3768	0.3671	0.3713	0.3740
Complement of Effective Income
Tax Rate (1 - Tax Rate)	0.6395	0.6232	0.6329	0.6287	0.6260
Pre-tax Preferred Dividends	$ 2,069	$ 2,136	$ 2,103	$ 2,117	$ 2,128

Interest Expense	$ 43,535	$ 37,437	$ 37,473	$ 33,599	$ 29,876
Amortization of Debt Premium,
Discount and Expense	346	566	370	299	256
Interest Component of Rentals	12	. 12	. 12	. 17	. 96
Total Fixed Charges	43,893	$ 38,015	$ 37,855	$ 33,915	$ 30,228
Pre-tax Preferred Dividends	2,069	2,136	2,103	2,117	2,128
Total	$ 45,962	$ 40,151	$ 39,958	$ 36,032	$ 32,356

EARNINGS:
Net Income	84,574	68,768	68,629	82,019	81,591
Add:
Income Taxes Applicable to
Utility Operating Income	47,821	38,689	38,022	47,864	49,376
Income Taxes Applicable to
Non-Utility Operating Income and
Other Income (Expenses) - Net	(153)	2,887	1,784	577	(629)
Total Fixed Charges	. 43,893	. 38,015	. 37,855	. 33,915	. 30,228
Total Earnings	$ 176,135	$ 148,359	$146,290	$ 164,375	$160,566
Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends	3.8	3.7	3.7	4.6	5.0